ITEM 77(D) AND ITEM 77Q1(b)
POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

THE FOLLOWING CHANGES WILL BE MADE TO THE REGISTRANT'S PROSPECTUS
DATED MAY 1, 2011 EFFECTIVE AS OF MARCH 1, 2012:

Chou Equity Opportunity Fund

The Chou Equity Opportunity Fund will change its name to the Chou Opportunity Fund. Concurrent with this change, the Chou Equity Opportunity Fund will eliminate its investment policy to invest normally at least 80% of its net assets in equity securities and financial instruments that provide exposure to equity securities. The Chou Equity Opportunity Fund will continue to invest primarily in equity securities. This change is intended to position the Chou Equity Opportunity Fund to execute its investment strategies by purchasing the most compelling investments at specific price points and holding investments over a longer time horizon for long-term growth of capital.

Chou Income Opportunity Fund

To avoid any confusion with the Chou Opportunity Fund, the Chou Income Opportunity Fund will change its name to the Chou Income Fund. The Chou Income Opportunity Fund will continue to invest at least 80% of its net assets in fixed income securities and financial instruments that provide exposure to fixed income securities. In addition to changing its name, the Chou Income Opportunity Fund will expand the types of fixed income securities in which it may invest to include money market instruments, commercial paper, variable and floating rate securities, Rule 144A securities, pay-in-kind securities and loan participation.